UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42407

Wing Yip Food Holdings Group Limited

No.9, Guanxian North Rd

Huangpu Town, Zhongshan City

Guangdong, People’s Republic of China 528429

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Results of Wing Yip Food Holdings Group Limited’s 11th Annual General Meeting

At the 11th annual general meeting of shareholders of Wing Yip Food Holdings Group Limited, a company with limited liability incorporated in Hong Kong (the “Company”), held on April 22, 2026, at 10:00 a.m. local time, at the Small Seminar Room, Eroom Center, 22 Uisadang-daero, Yeongdeungpo-gu, Seoul, Republic of Korea, the shareholders of the Company considered and voted on the following resolutions:

1.	Approval of the financial statements of the Company for the 11th fiscal year (January 1, 2025–December 31, 2025) (Ordinary Resolution);

2.	Amendments to the Articles of Association:
2-1. Amendments to the Articles of Association of the Company (Special Resolution);
2-2. Amendments to the Articles of Association of the Company’s subsidiary, Guangdong Wing Yip Food Co., Ltd. (Special Resolution);

3.	The appointment of an internal director:
3-1. The re-election of Ms. Tingfeng Wang as an internal director of the Company (Ordinary Resolution);

4.	The appointment of independent directors:
4-1. The re-election of Mr. Yang Chen as an independent director of the Company (Ordinary Resolution);
4-2. The re-election of Mr. Nanlong Liu as an independent director of the Company (Ordinary Resolution);

5.	The appointment of members of the supervisory committee:
5-1. The re-election of Mr. Yang Chen as a member of the supervisory committee of the Company (Ordinary Resolution);
5-2. The re-election of Mr. Nanlong Liu as a member of the supervisory committee of the Company (Ordinary Resolution);

6.	The appointment of Mr. Yang Chen as Chairman of the supervisory committee of the Company (Ordinary Resolution);

7.	The consolidation of the Company’s shares at a ratio of four existing shares to one consolidated share (Special Resolution);

8.	The delegation of all authorities relating to the issuance of new shares and bonds to the board of directors of the Company (Special Resolution);

9.	The approval of the remuneration of directors of the Company, with a cap of RMB10 million (Ordinary Resolution);

10.	The approval of audited financial statements not previously notified to shareholders (Special Resolution);

11.	The re-appointment of Audit Alliance LLP as the Company’s U.S. auditor, MCI CAP LIMITED as the Company’s Hong Kong auditor, and Shinhan Accounting Firm as the Company’s Korean auditor (Ordinary Resolution).

A total of 26,864,135 shares, representing 53.4% of the 50,330,928 voting shares outstanding, were present in person or by proxy at the annual general meeting. The results of the votes were as follows:

Resolution No.	For		Against		Abstain
1	24,280,479		2,557,919		25,737
2-1	24,176,464		2,672,857		14,814
2-2	24,176,604		2,672,857		14,674
3-1	23,978,089		2,878,938		7,108
4-1	24,034,656		2,829,454		25
4-2	23,996,516		2,867,594		25
5-1	6,056,380		2,846,869		25
5-2	6,018,240		2,885,009		25
6	6,056,380		2,846,869		25
7	23,615,083		3,241,527		7,525
8	23,641,263		3,222,797		75
9	2,990,177	*	2,909,672	*	14,608	*
10	24,037,857		2,819,154		7,124
11	24,190,448		2,666,579		7,108

*	Resolution No. 9 was not approved by the requisite majority of shareholders and was accordingly rejected.

The information contained in this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wing Yip Food Holdings Group Limited

Date: April 22, 2026	By:	/s/ Xiantao Wang
	Name:	Xiantao Wang
	Title:	Director and Chairman of the Board

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